SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934

ONCOCYTE CORPORATION

(Name of Issuer)
Common Stock, no par value	68235C107
(Title of class of securities)	(CUSIP number)

Russell Skibsted
Chief Financial Officer
BioTime, Inc.
1301 Harbor Bay Parkway
Alameda, California 94502
(510) 521-3390

(Name, address and telephone number of person authorized to receive notices and communications)

December 30, 2015

(Date of event which requires filing of this statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following box ☐.

Note: When filing this statement in paper format, six copies of this statement, including exhibits, should be filed with the Commission. See Rule 13d-1(a) for other parties to whom copies are to be sent.

(Continued on following page(s))

CUSIP No. 04624N 10 7	13D

1	NAMES OF REPORTING PERSONS
I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)
BioTime, Inc. 94-3127919

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP		(a)	☐
			(b)	☐

3	SEC USE ONLY

4	SOURCE OF FUNDS (SEE INSTRUCTIONS)
PF; OO

5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(D) OR 2(E)			☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION
California

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER
14,674,244

	8	SHARED VOTING POWER
192,644(1)

	9	SOLE DISPOSITIVE POWER
14,674,244

	10	SHARED DISPOSITIVE POWER
0

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
14,866,888 (2)

12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)			☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
58.55%(3)

14	TYPE OF REPORTING PERSON
CO; PH

(1) Consists of 192,644 shares of common stock owned by Asterias Biotherapeutics, Inc., a subsidiary of the Reporting Person.

(2) Includes 14,674,244 shares of common stock owned directly by BioTime, Inc. and 192,644 shares of common stock owned by Asterias Biotherapeutics, Inc.

(3) Based on 25,390,967 shares of common stock outstanding.

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ITEM 1.	SECURITY AND ISSUER

This statement on Schedule 13D (the “Schedule 13D”) relates to the common stock, no par value (“common stock’), of OncoCyte Corporation, a California corporation (the “Company”), and is being filed pursuant to Rule 13d-1 under the Exchange Act. The address of the principal executive offices of the Company is 1301 Harbor Bay Parkway, Suite 100, Alameda, California 94504.

ITEM 2.	IDENTITY AND BACKGROUND

(a)            This Schedule 13D is being filed on behalf of BioTime, Inc., a California corporation as the Reporting Person.

(b)            The address of the principal office of the Reporting Person is BioTime, Inc., 1301 Harbor Bay Parkway, Suite 100, Alameda, California 94502.

(c)            The Reporting Person is a biotechnology company focused on the emerging field of regenerative medicine.

(d)            The Reporting Person has not during the last five years been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

(e)            The Reporting Person has not during the last five years been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

(f)            The Reporting Person is organized under the laws of the state of California.

ITEM 3.	SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION

The Reporting Person has acquired Company common shares in exchange for (a) common shares, no par value, of the Reporting Person, (b) cash, and (c) conversion of the principal balance of, and accrued interest on, a convertible promissory note issued by the Company to the Reporting Person to evidence indebtedness of the Company, in the principal amount of $3.3 million, arising from money advanced or expenses incurred by the Reporting Person for the account or benefit of the Company.

ITEM 4.	PURPOSE OF TRANSACTION

The Company is a subsidiary of the Reporting Person.

The Reporting Person does not have any plans or proposals that relate to or would result in:  (a) the acquisition by any person of additional securities of the Company, or the disposition of securities of the Company; (b) an extraordinary corporate transaction, such as a merger, reorganization or liquidation, involving the Company or any of its subsidiaries; (c) a sale or transfer of a material amount of assets of the Company or any of its subsidiaries; (d) any change in the present Board of Directors or management of the Company, including any plans or proposals to change the number or term of directors or to fill any existing vacancies on the board; (e) any material change in the present capitalization or dividend policy of the Company; (f) any other material change in the Company’s business or corporate structure; (g) changes in the Company’s charter, bylaws or instruments corresponding thereto or other actions which may impede the acquisition of control of the Company by any person; (h) causing a class of securities of the Company to be delisted from a national securities exchange or to cease to be authorized to be quoted in an inter-dealer quotation system of a registered national securities association; (i) a class of equity securities of the Company becoming eligible for termination of registration pursuant to Section 12(g)(4) of the Exchange Act; or (j) any action similar to any of those enumerated above.

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However, the Reporting Person is the controlling shareholder of the Company, and two of the seven members of the Board of Directors of the Company are members of the Reporting Person’s Board of Directors, one of the directors of the Company who is not a director of the Reporting Person is an executive officer of the Reporting Person, and another director of the Company who is not a director of the Reporting Person is the Chief Executive Officer of the Company. The Reporting Person may, through its control of the Company as a shareholder or through the action of persons who serve on the Board of Directors of the Company, from time to time cause the Company to engage in any or all of the kinds of transactions described in the immediately preceding paragraph. Without limiting the generality of the immediately preceding sentence, the Reporting Person, directly or through the action of the Board of Directors of the Company, may (1) cause the Company to expand the size of the Company’s Board of Directors and to elect additional directors, (2) cause the Company to reduce the size of the Company’s Board of Directors, (3) nominate persons to stand for election as directors at any annual or special meeting of shareholders of the Company at which directors are to be elected, (4) cause any incumbent director not to be nominated to stand for election as a director at any annual or special meeting of shareholders of the Company at which directors are to be elected, (5) remove any director with or without cause by a vote at any annual or special meeting of shareholders of the Company at which directors are to be elected, or by written consent without a vote, (6) in the event of the death or resignation or removal of a director of the Company, elect a replacement director, and (7) further amend the Bylaws of the Company, including for the purpose of changing the size of the Company’s Board of Directors. Any such newly elected directors may be officers, directors, or affiliates of the Reporting Person or may be “independent” directors (under Section 8.03(A) of the NYSE MKT Company Guide or the rules of any other national securities exchange) with respect to the Reporting Person and/or the Company.

The Reporting Person may also, from time to time, through its control of the of the Company, cause the Company to (i) offer and sell additional securities in order to raise capital for the Company’s operations or to acquire one or more businesses or assets for use in the Company’s business, and (ii) if and when opportunities present themselves, cause the Company to enter into one or more merger agreements or other agreements to acquire other business or assets, or merger or consolidation agreements in which the Company is not the surviving corporation.

ITEM 5.	INTEREST IN SECURITIES OF THE ISSUER

(a)            As of the date of this Schedule 13D, the Reporting Person beneficially owns 14,866,888 shares of Company common stock. Based on a total of 25,390,967 shares of Company common stock outstanding as of the completion of the Distribution described in paragraph (c) of this Item 5, the Reporting Person beneficially owns 58.55% of the outstanding Company common stock.

(b)            As of the date of this Schedule 13D, the Reporting Person (i) has sole power to vote or to direct the vote, and sole power to dispose or direct the disposition of, 14,674,244 of the shares of Company common stock it beneficially owns, and (ii) shares the power to vote or to direct the vote, and sole power to dispose or direct the disposition of, 192,644 of the shares of Company common stock it beneficially owns, which are held by the Reporting Person’s subsidiary Asterias Biotherapeutics, Inc. (“Asterias”).

(c)            During the past sixty days, the Reporting Company has engaged in the following transactions in Company common stock. All share and per share amounts reflect a one-for-two reverse stock split of the Company’s common stock effective November 18, 2015:

On September 29, 2015, the Reporting Person purchased 2,710,857 shares of Company common stock from the Company for $8,349,439.56 in cash, a price of $3.08 per share.

On November 10, 2015, the Reporting Person acquired 1,508,095 shares of Company common stock, at a price of $2.20 per share, from the Company through the conversion of the principal amount and interest accrued on a convertible promissory note, in the original principal amount of $3.3 million, issued by the Company to the Reporting Person to evidence indebtedness of the Company arising from money advanced or expenses incurred by the Reporting Person for the account or benefit of the Company.

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During December 2015, the board of directors of the Reporting Person declared a pro rata dividend of shares of Company common stock to shareholders of record of the Reporting Person as of 5:00 p.m. on December 21, 2015, the record date. As a result, on December 31, 2015, shareholders of the Reporting Person received one share of common stock of the Company for every twenty common shares of the Reporting Person they held on the record date (the “Distribution”). Approximately 4,744,708 shares of Company common stock were distributed to holders of common shares of the Reporting Person in the Distribution. Fractional shares of Company common stock were not distributed to shareholders of the Reporting Person. Instead, the fractional shares of Company common stock will be aggregated and sold in the open market, with the net proceeds distributed pro rata in cash payments to the shareholders of the Reporting Person who otherwise would have received fractional shares of Company common stock. Upon completion of the Distribution, the Reporting Person’s ownership interest in the Company was reduced from approximately 76.39% to approximately 58.55%.

(d)            No other person is known to have the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, the Company common stock beneficially owned by the Reporting Person, except for Asterias with respect to the 192,644 shares of Company common stock it owns.

(e)            Not applicable.

ITEM 6.	CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER.

None.

ITEM 7.	MATERIAL TO BE FILED AS EXHIBITS.

None.

SIGNATURES

After reasonable inquiry and to the best of its knowledge and belief, the undersigned certifies that the information contained in this statement is true, complete and correct.

Dated: December 31, 2015	BIOTIME, INC.
a California corporation

	By:	/s/Russell Skibsted
Russell Skibsted,
Chief Financial Officer

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